Exhibit 3.1.2

CERTIFICATE OF AMENDMENT

TO

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

          Encore Acquisition Company, a Delaware corporation (the “Company”), hereby adopts this Certificate of Amendment (this “Certificate of Amendment”), which amends its Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), as described below, and does hereby further certify that:

          1. The Board of Directors of the Company duly adopted resolutions proposing and declaring advisable the amendments to the Certificate of Incorporation as described herein, and the Corporation’s stockholders duly adopted such amendments, all in accordance with the provisions of Sections 242 of the General Corporation Law of the State of Delaware.

          2. The Certificate of Incorporation is hereby amended by deleting the first sentence of Article Four and substituting the following in lieu thereof:

     The total number of shares of all classes of stock which the Corporation shall have authority to issue is 149,000,000 shares, consisting solely of (i) 144,000,000 shares of common stock, par value $.01 per share (the “Common Stock”), and (ii) 5,000,000 shares of preferred stock, par value $.01 per share (the “Preferred Stock”).

          3. The Certificate of Incorporation is further amended by deleting Article Six thereof in its entirety and re-numbering the remaining Articles.

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          IN WITNESS WHEREOF, the Company has caused this certificate to be executed this 3rd day of May, 2005.

ENCORE ACQUISITION COMPANY
By:	/s/ Jon S. Brumley
Jon S. Brumley
President